NEWS RELEASE

Trading Symbol:    TSX‐V: NUAG

OTCQX: NUPMF

Not for distribution to U.S. news wire services or dissemination in the United States.

NEW PACIFIC CLOSES BOUGHT DEAL OFFERING

VANCOUVER, BRITISH COLUMBIA – June 9, 2020: New Pacific Metals Corp. (TSXV: NUAG) ("New Pacific" or the "Company") is pleased to announce that it has closed its previously announced bought deal financing (the "Offering"). A total of 4,238,000 common shares of the Company (each, a "Common Share") were sold under the Offering at a price of $5.90 per Common Share (the "Issue Price") for aggregate gross proceeds of $25,004,200. The Offering was underwritten by BMO Capital Markets (the "Underwriter").

As previously announced, Silvercorp Metals Inc. ("Silvercorp") participated in the Offering and purchased an aggregate of 1,320,710 Common Shares, maintaining its pro rata interest of 28.8% of the outstanding Common Shares pursuant to its participation right and further increasing its interest by 100,000 Common Shares.

The Company will use the net proceeds of the Offering to advance exploration and development at the Company's Silver Sand project and other regions and projects in Bolivia outside of the Silver Sand project.

Silvercorp is a related party of the Company for the purposes of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions ("MI 61-101") and the acquisition by Silvercorp of Common Shares pursuant to the Offering was a related party transaction. The acquisition of Common Shares by Silvercorp pursuant to the Offering was exempt from the valuation and minority approval requirements of MI 61-101 pursuant to the exemptions in Sections 5.5(a) and 5.7(a) of MI 61-101.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States, absent such registration or an applicable exemption from such registration requirements.

About New Pacific Metals Corp.

New Pacific is a Canadian exploration and development company which owns the Silver Sand project in the PotosíDepartment of Bolivia and the Tagish Lake gold project in Yukon, Canada.

For further information, please contact:

New Pacific Metals Corp.

Gordon Neal, President

Phone: (604) 633-1368
Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include: the use of proceeds from the Offering and the exercise of the over-allotment option by the Underwriter.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; development of the Company's projects; fluctuating equity, bond and commodity prices; calculation of resources, reserves and mineralization; foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; and dependence on management and others. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form for the year ended June 30, 2019 under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company's forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.